Exhibit 10.1

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the “Agreement”), dated as of this 10th day of April, 2014 and effective as of May 1, 2014 (the “Effective Date”) is by and between Corrections Corporation of America, a Maryland corporation (the “REIT”), CCA of Tennessee, LLC, a Tennessee limited liability company (“Employer” and, together with the REIT, the “Company”) and David M. Garfinkle, a resident of Williamson County, Tennessee (the “Executive”).

W I T N E S S E T H:

WHEREAS, effective as of the Effective Date, the Executive shall be engaged by the Company to serve as its Executive Vice President and Chief Financial Officer; and

WHEREAS, the Company and the Executive now desire to enter into this Agreement and set forth the terms and conditions of the Executive’s employment with the Company as its Executive Vice President and Chief Financial Officer.

NOW, THEREFORE, for and in consideration of the foregoing recitals, the mutual promises and covenants set forth below and other good and valuable consideration, receipt of which is hereby acknowledged, the Company and the Executive do hereby agree as follows:

1. Employment. Effective as of the Effective Date, the Executive shall serve as Executive Vice President and Chief Financial Officer of the Company and in such other office or offices to which Executive may be appointed or elected by the Board of Directors. Subject to the direction and supervision of the Board of Directors of the Company, the Executive shall perform such duties as are customarily associated with the office of Executive Vice President and Chief Financial Officer and such other offices to which Executive may be appointed or elected by the Board of Directors. The Executive’s principal base of operations for the performance of his duties and responsibilities under this Agreement shall be the offices of the Company located in Nashville, Tennessee. The Executive agrees to abide by the Company’s Charter and Bylaws as in effect from time to time and the direction of its Board of Directors, except to the extent such direction would be inconsistent with applicable law or the terms of this Agreement.

2. Term. Subject to the provisions of termination as hereinafter provided, the initial term of the Executive’s employment under this Agreement shall begin on the Effective Date and shall terminate on December 31, 2014 (the “Term”).

3. [Reserved].

4. Compensation.

4.1 Base Salary. During the Term, the Company shall pay the Executive an annual salary (“Base Salary”) of Three Hundred Sixty Thousand dollars ($360,000.00) per annum, which shall be payable to the Executive hereunder in accordance with the Company’s normal payroll practices, but in no event less often than bi-weekly. Commencing at such time during 2014 when annual compensation is reviewed and considered and following each year of the Executive’s employment with the Company thereafter, the Executive’s compensation will be reviewed by the Board of Directors of the Company, or a committee or subcommittee thereof to which compensation matters have been delegated, and after taking into consideration both the performance of the Company and the personal performance of the Executive, the Board of Directors of the Company, or any such committee or subcommittee, in their sole discretion, may increase the Executive’s compensation to any amount it may deem appropriate.

4.2 Bonus. With respect to calendar year 2014, the Executive shall be eligible to earn an annual bonus (the “Annual Bonus”) calculated as follows: (i) with respect to the period beginning January 1, 2014 and ending on the Effective Date, the Executive shall be eligible to earn a pro-rated annual bonus under the terms of the cash compensation incentive or similar plan established by the Company in which the Executive participated during such period, and (ii) with respect to the period beginning on the Effective Date and ending on December 31, 2014, the Executive shall be eligible to earn a pro-rated annual bonus under the terms of the cash compensation incentive or similar plan established by the Company in which the Executive participates during such period. In the event both the Company and the Executive each respectively achieve certain financial performance and personal performance targets, as established by the Board of Directors, or a committee or subcommittee thereof to which compensation matters have been delegated, of the Company pursuant to the applicable cash compensation incentive or similar plan(s) established by the Company, the Company shall pay to the Executive the Annual Bonus pursuant to the terms of such plan(s). This Annual Bonus, if any, shall be paid to the Executive between January 1, 2015 and March 15, 2015; provided, however, that if the Company is unable to determine the amount of such bonus prior to such date, then such bonus shall be paid no later than December 31, 2015, subject to the Executive’s continued employment through the applicable payment date. The Board of Directors of the Company, or applicable committee or subcommittee, may review and revise the terms of the cash compensation incentive or similar plan(s) referenced above at any time, after taking into consideration both the performance of the Company and the personal performance of the Executive, among other factors, and may, in their sole discretion, amend the cash compensation incentive plan or similar plan in any manner it may deem appropriate; provided, however, that any such amendment to the plan(s) shall not affect the Executive’s right to participate in such amended plan or plans or change the time or form of payment provided thereunder.

4.3 Benefits. During the Term, the Executive shall be entitled to four (4) weeks of paid vacation annually. In addition, the Executive shall be eligible to participate in all compensation or employee benefit plans or programs and receive all benefits and perquisites for which any salaried employees or senior executives are eligible under any existing or future plan or program established by the Company for salaried employees. The Executive will participate to the extent permissible under the terms and provisions of such plans or programs in accordance with program provisions. These may include group hospitalization, health, dental care, life or other insurance, tax qualified pension, savings, thrift and profit sharing plans, termination pay programs, sick leave plans, travel or accident insurance, disability insurance, and contingent compensation plans including unit purchase programs and unit option plans. Nothing in this Agreement shall preclude the Company from amending or terminating any of the plans or programs applicable to salaried or senior executives as long as such amendment or termination is applicable to all salaried employees or senior executives. In addition, the Company shall pay, or reimburse Executive for, all membership fees and related costs in connection with Executive’s membership in professional and civic organizations which are approved in advance by the Company.

4.4 Expenses Incurred in Performance of Duties. The Company shall promptly reimburse the Executive for all reasonable travel and other business expenses incurred by the Executive in the performance of his duties under this Agreement upon evidence of receipt and in accordance with Company policies.

4.5 Withholdings. All compensation payable hereunder shall be subject to withholding for federal income taxes, FICA and all other applicable federal, state and local withholding requirements.

5. Termination of Agreement.

5.1 General. During the Term of this Agreement, the Company may, at any time and in its sole discretion, terminate this Agreement with or without Cause (as hereinafter defined) or in connection with a Change in Control (as hereinafter defined), effective as of the date of provision of written notice to the Executive thereof.

5.2 Effect of Termination With Cause. If the Executive’s employment with the Company shall be terminated with Cause: (i) the Company shall pay the Executive his Base Salary earned through the date of termination of the Executive’s employment with the Company, which payment shall be made upon the regular payroll period occurring immediately following the Executive’s termination of employment; and (ii) the Company shall not have any further obligations to the Executive under this Agreement except those required to be provided by law or under the terms of any other agreement between the Company and the Executive.

5.3 Definition of “Cause.” For purposes of this Agreement, “Cause” shall mean: (i) the death of the Executive; (ii) the permanent disability of the Executive, which shall be defined as the inability of the Executive, as a result of physical or mental illness or incapacity, to substantially perform his duties pursuant to this Agreement for a period of one hundred eighty (180) days during any twelve (12) month period; (iii) the Executive’s conviction of a felony or of a crime involving dishonesty or moral turpitude, including, without limitation, any act or crime involving misappropriation or embezzlement of Company assets or funds; (iv) willful or material wrongdoing by the Executive, including, but not limited to, acts of dishonesty or fraud, which could be expected to have a materially adverse effect, monetarily or otherwise, on the Company or its subsidiaries or affiliates, as determined by the Company and its Board of Directors; (v) material breach by the Executive of a material obligation under this Agreement or of his fiduciary duty to the Company or its stockholders; or (vi) the Executive’s intentional violation of any applicable local, state or federal law or regulation affecting the Company in any material respect, as determined by the Company and its Board of Directors. Notwithstanding the foregoing, to the extent that any of the events, actions or breaches set forth above are able to be remedied or cured by the Executive, Cause shall not be deemed to exist (and thus the Company may not terminate the Executive for Cause hereunder) unless the Executive fails to remedy or cure such event, action or breach within twenty (20) days after being given written notice by the Company of such event, action or breach.

5.4 Effect of Termination Without Cause. If the Executive’s employment with the Company is terminated without Cause (and is not a Change in Control Termination), the Company shall pay to the Executive an amount equal to the Executive’s Base Salary, based upon the annual rate payable as of the date of termination, without any cost of living adjustments (the “Severance Amount”), which, subject to Section 5.8, Section 6.1 and Section 6.2 hereof, shall be paid by the Company to Executive in regular installments in accordance with the Company’s normal payroll policies then in effect, for a period of one (1) year (the “Severance Period”) following the Executive’s termination of employment, which payments will commence with the first payroll period occurring after the expiration of the Severance Delay Period (the “Initial Payment”) and shall continue for the remainder of the Severance Period. The Initial Payment shall include payment for any payroll periods which occur during the Severance Delay Period. For purposes of this Agreement, the “Severance Delay Period” shall mean the period beginning on the date of the Executive’s termination of employment and ending on the thirtieth (30th) day thereafter.

5.5 Effect of a Change in Control Termination. If the Executive’s employment with the Company is terminated due to a Change in Control Termination (as defined below), the Company shall (i) pay to the Executive a cash lump-sum payment equal to 2.99 times the Executive’s Base Salary, based upon the annual rate payable as of the date of termination, without any cost of living adjustments, which payment shall be made within ten (10) days following the expiration of the Severance Delay Period and (ii) continue to provide hospitalization, health, dental care, and life and other insurance benefits (collectively, the “Welfare Benefits”) to the Executive for a period of one (1) year (the “Change in Control Severance Period”) following such termination (or such shorter time of such coverage terminates under Section 4980B of the Code (as defined below)) on the same terms and conditions existing immediately prior to termination, with the costs of such benefits (including the Company’s portion of any premiums) paid by the Company on the Executive’s behalf included in the Executive’s gross income; provided, that the Executive shall continue to pay the same amount towards the cost of such benefits as paid immediately prior to the date of termination and shall comply with all applicable election and eligibility requirements; provided further, that if any plan pursuant to which such benefits are provided is not, or ceases to be, exempt from the application of Section 409A of the Code or the Company cannot provide the benefits without violating applicable law, then the Company shall instead pay to the Executive a lump-sum amount equal to the remaining costs of such benefits that would be paid by the Company through the Change in Control Severance Period (or remaining portion thereof). For purposes of this Section 5.5, a “Change in Control Termination” shall mean: (i) the Executive’s employment with the Company is terminated without Cause within one-hundred eighty (180) days following a Change in Control, or (ii) the Executive terminates employment with the Company due to a material reduction in the duties, powers or authority of the Executive as an officer or employee of the Company without the Executive’s consent (a “Good Reason Event”), which Good Reason Event occurs within one-hundred eighty (180) days following a Change in Control. A termination under the circumstances listed in (ii) in the previous sentence shall be due to a Good Reason Event only if (A) the Executive notifies the Company of the existence of the condition that otherwise constitutes a Good Reason Event within forty-five (45) days of the initial existence of the condition, (B) the Company fails to remedy the condition within thirty (30) days following it’s receipt of Executive’s notice of the Good Reason Event (the “Cure Period”) and (C) if the Company fails to remedy the Good Reason Event during the Cure Period, the Executive terminates employment with the Company due to the condition within thirty (30) days of the expiration of the Cure Period.

5.6 Definition of a “Change of Control”. “Change of Control” shall mean a “change in the ownership of the Company,” a “change in the effective control of the Company,” or a “change in the ownership of a substantial portion of the assets of the Company” as such terms are defined in Section 1.409A-3(i)(5) of the Treasury Regulations.

5.7 Resignation by the Executive. The Executive shall be entitled to resign his employment with the Company at any time during the Term of this Agreement. If the Executive resigns his employment with the Company for any reason other than as set forth in Section 5.5 herein: (i) the Company shall pay the Executive his Base Salary earned through the date of termination of the Executive’s employment with the Company as the result of his resignation, which payment shall be made upon the regular payroll period occurring immediately following the Executive’s termination of employment; and (ii) the Company shall not have any further obligations to the Executive under this Agreement except those required to be provided by law or under the terms of any other agreement between the Company and the Executive.

5.8 Conditions. Any payments or benefits made or provided pursuant to Sections 5.4 and 5.5 of this Agreement shall be available if and only if the Executive (i) has (A) executed and delivered to the Company the General Release substantially in form and substance as set forth in Exhibit A attached hereto, (B) the General Release has become effective, (C) the Executive has not revoked the General Release and (D) all applicable revocation periods with respect to the General Release have expired, in all instances, prior to the expiration of the Severance Delay Period and (ii) has not breached the provisions of the General Release or breached the provisions of Sections 6.1 or Section 6.2 hereof. In no event shall cash severance payments received pursuant to Section 5.4 or Section 5.5 hereof be reduced as a result of the receipt by the Executive of compensation or benefits from a subsequent employer during the period during which severance payments are being made under Section 5.4 or Section 5.5 above, as applicable. Notwithstanding the foregoing, the Welfare Benefits made or provided pursuant to Section 5.5 of this Agreement shall be reduced by the amount of any comparable benefits the Executive receives with respect to any other employment during the Change in Control Severance Period; provided that the Executive shall have no duty or obligation to seek other employment during any Change of Control Severance Period or otherwise mitigate damages hereunder. Upon request from time to time, the Executive shall furnish the Company with a true and complete certificate specifying any such benefits received by Executive from any other employer during the Change of Control Severance Period.

5.9 Section 409A and Other Tax provisions.

(i) It is intended that (1) each installment of the payments provided under this Agreement is a separate “payment” for purposes of Section 409A of the United States Internal Revenue Code of 1986 (the “Code”) and (2) the payments satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Code, including those provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(9)(iii), and 1.409A-1(b)(9)(v). Notwithstanding anything to the contrary in this Agreement, if the Company determines in accordance with its “specified employee” procedures (i) that on the date Executive’s employment with the Company terminates or at such other time that the Company determines to be relevant, the Executive is a “specified employee” (as such term is defined under Treasury Regulation 1.409A-1(i)(1))

of the Company and (ii) that any payments to be provided to the Executive pursuant to this Agreement are or may become subject to the additional tax under Section 409A(a)(1)(B) of the Code or any other taxes or penalties imposed under Section 409A of the Code (“Section 409A Taxes”) if provided at the time otherwise required under this Agreement then (A) such payments shall be delayed until the date that is six months after the date of Executive’s “separation from service” (as such term is defined under Treasury Regulation 1.409A-1(h)) with the Company, or, if earlier, the Executive’s death (the “Payment Delay Period”) and (B) such payments shall be increased by an amount equal to interest on such payments for the Payment Delay Period at a rate equal to the prime rate in effect as of the date the payment was first due (for this purpose, the prime rate will be based on the rate published from time to time in The Wall Street Journal). Any payments delayed pursuant to this Section 5.9(i) shall be made in a lump sum on the first day of the seventh month following the Executive’s “separation from service” (as such term is defined under Treasury Regulation 1.409A-1(h)), or, if earlier, the Executive’s death. It is intended that this Agreement shall comply with or be exempt from the provisions of Section 409A of the Code and the Treasury Regulations relating thereto so as not to subject Executive to the payment of additional taxes and interest under Section 409A of the Code. In furtherance of this intent, this Agreement shall be interpreted, operated, and administered in a manner consistent with these intentions.

(ii) Notwithstanding any other provision to the contrary, a termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of “deferred compensation” (as such term is defined in Section 409A of the Code and the Treasury Regulations promulgated thereunder) upon or following a termination of employment unless such termination is also a “separation from service” from the Company within the meaning of Section 409A of the Code and Section 1.409A-1(h) of the Treasury Regulations and, for purposes of any such provision of this Agreement, references to a “separation,” “termination,” “termination of employment,” “termination of Executive’s employment,” “date of termination” or like terms shall mean “separation from service.”

(iii) Notwithstanding any other provision to the contrary, in no event shall any payment under this Agreement that constitutes “deferred compensation” for purposes of Section 409A of the Code and the Treasury Regulations promulgated thereunder be subject to offset by any other amount unless otherwise permitted by Section 409A of the Code.

(iv) For the avoidance of doubt, any payment due under this Agreement within a period following Executive’s termination of employment or other event, shall be made on a date during such period as determined by the Company in its sole discretion.

(v) To the extent that any reimbursement, fringe benefit or other, similar plan or arrangement in which Executive participates during the term of Executive’s employment under this Agreement or thereafter (including reimbursements under Section 4.3 and Section 4.4 hereunder) provides for a “deferral of compensation” within the meaning of Section 409A of the Code, such amounts shall be reimbursed strictly in accordance with Section 409A of the Code and Treasury Regulation 1.409A-3(i)(1)(iv),

including the following requirements: (i) the amount eligible for reimbursement or payment under such plan or arrangement in one calendar year may not affect the amount eligible for reimbursement or payment in any other calendar year (except that a plan providing medical or health benefits may impose a generally applicable limit on the amount that may be reimbursed or paid), (ii) subject to any shorter time periods provided herein or the applicable plans or arrangements, any reimbursement or payment of an expense under such plan or arrangement must be made on or before the last day of the calendar year following the calendar year in which the expense was incurred; and (iii) any such reimbursement or payment may not be subject to liquidation or exchange for another benefit.

(vi) By accepting this Agreement, Executive hereby agrees and acknowledges that the Company does not make any representations with respect to the application of Section 409A of the Code to any tax, economic or legal consequences of any payments payable to Executive hereunder. Further, by the acceptance of this Agreement, Executive acknowledges that (A) Executive has obtained independent tax advice regarding the application of Section 409A of the Code to the payments due to Executive hereunder, (B) Executive retains full responsibility for the potential application of Section 409A of the Code to the tax and legal consequences of payments payable to Executive hereunder and (C) the Company shall not indemnify or otherwise compensate Executive for any violation of Section 409A of the Code that may occur in connection with this Agreement. The parties agree to cooperate in good faith to amend such documents and to take such actions as may be necessary or appropriate to (i) exempt the compensation and benefits payable under this Agreement from Section 409A of the Code and/or preserve the intended tax treatment of such compensation and benefits, or (ii) comply with Section 409A of the Code; provided, however, that this Section 5.9 shall not create any obligation on the part of the Company to adopt any such amendment or take any such other action.

6. Non-Competition, Non-Solicitation and Confidentiality and Non-Disclosure.

6.1 Non-Competition, Non-Solicitation. The Executive hereby covenants and agrees that during the Term of the Executive’s employment hereunder and for a period of one (1) year thereafter, Executive shall not, directly or indirectly: (i) own any interest in, operate, join, control or participate as a partner, director, principal, officer or agent of, enter into the employment of, act as a consultant to, or perform any services for any entity (each a “Competing Entity”) which has material operations which compete with any business in which the Company or any of its subsidiaries is then engaged or, to the then existing knowledge of the Executive, proposes to engage; (ii) solicit any customer or client of the Company or any of its subsidiaries (other than on behalf of the Company) with respect to any business in which the Company or any of its subsidiaries is then engaged or, to the then existing knowledge of the Executive, proposes to engage; or (iii) induce or encourage any employee of the Company or any of its subsidiaries to leave the employ of the Company or any of its subsidiaries; provided, that the Executive may, solely as an investment, hold not more than five percent (5%) of the combined voting securities of any publicly-traded corporation or other business entity. The foregoing covenants and agreements of the Executive are referred to herein as the “Restrictive Covenant.” The Executive acknowledges that she has carefully read and considered the provisions of the Restrictive Covenant and, having done so, agrees that the restrictions set forth in this Section 6.1, including without limitation the time period of restriction set forth above, are fair and reasonable and are reasonably required for the protection of the legitimate business and economic interests of the Company. The Executive further acknowledges that the Company would not have entered into this Agreement absent Executive’s agreement to the foregoing.

In the event that, notwithstanding the foregoing, any of the provisions of this Section 6.1 or any parts hereof shall be held to be invalid or unenforceable, the remaining provisions or parts hereof shall nevertheless continue to be valid and enforceable as though the invalid or unenforceable portions or parts had not been included herein. In the event that any provision of this Section 6.1 relating to the time period and/or the area of restriction and/or related aspects shall be declared by a court of competent jurisdiction to exceed the maximum restrictiveness such court deems reasonable and enforceable, the time period and/or area of restriction and/or related aspects deemed reasonable and enforceable by such court shall become and thereafter be the maximum restrictions in such regard, and the provisions of the Restrictive Covenant shall remain enforceable to the fullest extent deemed reasonable by such court. The portion of the payments set forth in Section 5.5 that is allocable to the value of the non-compete provisions set forth in this Section 6.1 shall be determined consistent with Section 1.280G-1 Q/A 9, and 40-44 of the Treasury Regulations.

6.2 Confidentiality and Non-Disclosure. In consideration of the rights granted to the Executive hereunder, the Executive hereby agrees that during the term of this Agreement and for a period of three (3) years thereafter to hold in confidence all information concerning the Company or its business, including, but not limited to contract terms, financial information, operating data, or business plans or models, whether for existing, new or developing businesses, and any other proprietary information (hereinafter, collectively referred to as the “Proprietary Information”), whether communicated orally or in documentary or other tangible form. The parties to this Agreement recognize that the Company has invested considerable amounts of time and money in attaining and developing all of the information described above, and any unauthorized disclosure or release of such Proprietary Information in any form would irreparably harm the Company.

7. Indemnification. The Company shall indemnify the Executive to the fullest extent that would be permitted by law (including a payment of expenses in advance of final disposition of a proceeding) as in effect at the time of the subject act or omission, or by the Charter or Bylaws of the Company as in effect at such time, or by the terms of any indemnification agreement between the Company and the Executive, whichever affords greatest protection to the Executive, and the Executive shall be entitled to the protection of any insurance policies the Company may elect to maintain generally for the benefit of its officers or, during the Executive’s service in such capacity, directors (and to the extent the Company maintains such an insurance policy or policies, in accordance with its or their terms to the maximum extent of the coverage available for any company officer or director), against all costs, charges and expenses whatsoever incurred or sustained by the Executive (including but not limited to any judgment entered by a court of law) at the time such costs, charges and expenses are incurred or sustained, in connection with any action, suit or proceeding to which the Executive may be made a party by reason of his being or having been an officer or employee of the Company, or serving as an officer or employee of an affiliate of the Company, at the request of the Company, other than any action, suit or proceeding brought against the Executive by or on account of his breach of the provisions of any employment agreement with a third party that has not been disclosed by the Executive to the Company. The provisions of this Section 7 shall specifically survive the expiration or earlier termination of this Agreement.

8. Notices. Any notice required or desired to be given under this Agreement shall be in writing and shall be delivered personally, transmitted by facsimile or mailed by registered mail, return receipt requested, or delivered by overnight courier service and shall be deemed to have been given on the date of its delivery, if delivered, and on the third (3rd) full business day following the date of the mailing, if mailed, to each of the parties thereto at the following respective addresses or such other address as may be specified in any notice delivered or mailed as above provided:

(i)	If to the Executive, to:

David M. Garfinkle

(ii)	If to the Company, to:

Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, Tennessee 37215
Attention: President and Chief Executive Officer
Facsimile: (615) 263-3010

9. Waiver of Breach. The waiver by either party of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by the other party.

10. Assignment. The rights and obligations of the Company under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Company. The Executive acknowledges that the services to be rendered by him are unique and personal, and the Executive may not assign any of his rights or delegate any of his duties or obligations under this Agreement.

11. Entire Agreement. This instrument contains the entire agreement of the parties and supersedes in full and in all respects any prior oral or written agreement between the parties with respect to Executive’s employment with the Company. It may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought, and in accordance with Section 409A of the Code.

12. Controlling Law. This Agreement shall be governed and interpreted under the laws of the State of Tennessee.

13. Headings. The sections, subjects and headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

14. Enforcement. If the Executive is the prevailing party in any dispute among the parties hereto regarding the enforcement of one or more of the provisions of this Agreement, then the Company shall reimburse the Executive for any reasonable attorneys’ fees and other expenses incurred by him in connection with such dispute.

[signature page to follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written.

EXECUTIVE:

By:	/s/ David M. Garfinkle
Name:	David M. Garfinkle
Executive Vice President and Chief Financial Officer

REIT:

CORRECTIONS CORPORATION OF AMERICA

By:	/s/ Damon T. Hininger
Name:	Damon T. Hininger
Title:	President and Chief Executive Officer

EMPLOYER:

CCA OF TENNESSEE, LLC

By:	/s/ Damon T. Hininger
Name:	Damon T. Hininger
Title:	Chief Executive Officer

[Signature Page to Employment Agreement]

EXHIBIT A

General Release

WAIVER AND RELEASE OF CLAIMS

1. General Release. In consideration of the payments and benefits to be made under the Employment Agreement, dated as of             , 2014, to which Corrections Corporation of America (the “REIT”), CCA of Tennessee, LLC (“Employer” and, together with the REIT, the “Company”) and David M. Garfinkle (the “Executive”) are parties (the “Agreement”), the Executive, with the intention of binding the Executive and the Executive’s heirs, executors, administrators and assigns, does hereby release, remise, acquit and forever discharge the Company and its parents, subsidiaries and affiliates (collectively, the “Company Affiliated Group”), their present and former officers, directors, executives, agents, shareholders, attorneys, employees and employee benefits plans (and the fiduciaries thereof), and the successors, predecessors and assigns of each of the foregoing (collectively, the “Company Released Parties”), of and from any and all claims, actions, causes of action, complaints, charges, demands, rights, damages, debts, sums of money, accounts, financial obligations, suits, expenses, attorneys’ fees and liabilities of whatever kind or nature in law, equity or otherwise, whether accrued, absolute, contingent, unliquidated or otherwise and whether now known, unknown, suspected or unsuspected which the Executive, individually or as a member of a class, now has, owns or holds, or has at any time heretofore had, owned or held, against any Company Released Party (an “Action”) arising out of or in connection with the Executive’s service as an employee, officer and/or director to any member of the Company Affiliated Group (or the predecessors thereof), including (i) the termination of such service in any such capacity, (ii) for severance or vacation benefits, unpaid wages, salary or incentive payments, (iii) for breach of contract, wrongful discharge, impairment of economic opportunity, defamation, intentional infliction of emotional harm or other tort and (iv) for any violation of applicable state and local labor and employment laws (including, without limitation, all laws concerning harassment, discrimination, retaliation and other unlawful or unfair labor and employment practices), any and all Actions based on the Employee Retirement Income Security Act of 1974 (“ERISA”), any penalties, taxes or interest assessed under Section 409A of the Code and any and all Actions arising under the civil rights laws of any federal, state or local jurisdiction, including, without limitation, Title VII of the Civil Rights Act of 1964 (“Title VII”), the Americans with Disabilities Act (“ADA”), Sections 503 and 504 of the Rehabilitation Act, the Family and Medical Leave Act and the Age Discrimination in Employment Act (“ADEA”), excepting only:

(a) rights of the Executive under this Waiver and Release of Claims and under the Agreement;

(b) rights of the Executive relating to equity awards held by the Executive as of the Executive’s date of termination;

(c) the right of the Executive to receive benefits required to be paid in accordance with applicable law;

(d) rights to indemnification the Executive may have (i) under applicable corporate law, (ii) under the by-laws or charter of any Company Released Party or (iii) as an insured under any director’s and officer’s liability insurance policy now or previously in force;

(e) claims the Executive may have to severance payments and benefits under Section 5 of the Agreement;

(f) claims (i) for accrued or vested benefits under any health, disability, retirement, supplemental retirement, deferred compensation, life insurance or other, similar employee benefit plan or arrangement of the Company Affiliated Group and (ii) for earned but unused vacation pay through the date of termination in accordance with applicable policy of the Company Affiliated Group; and

(g) claims for the reimbursement of unreimbursed business expenses incurred prior to the date of termination pursuant to applicable policy of the Company Affiliated Group.

2. No Admissions, Complaints or Other Claims. The Executive acknowledges and agrees that this Waiver and Release of Claims is not to be construed in any way as an admission of any liability whatsoever by any Company Released Party, any such liability being expressly denied. The Executive also acknowledges and agrees that the Executive has not, with respect to any transaction or state of facts existing prior to the date hereof, filed any Actions against any Company Released Party with any governmental agency, court or tribunal.

3. Application to all Forms of Relief. This Waiver and Release of Claims applies to any relief no matter how called, including, without limitation, wages, back pay, front pay, compensatory damages, liquidated damages, punitive damages for pain or suffering, costs and attorney’s fees and expenses.

4. Specific Waiver. The Executive specifically acknowledges that the Executive’s acceptance of the terms of this Waiver and Release of Claims is, among other things, a specific waiver of any and all Actions under Title VII, ADEA, ADA and any state or local law or regulation in respect of discrimination of any kind; provided, however, that nothing herein shall be deemed, nor does anything herein purport, to be a waiver of any right or Action which by law the Executive is not permitted to waive.

5. Voluntariness. The Executive acknowledges and agrees that the Executive is relying solely upon the Executive’s own judgment; that the Executive is over eighteen years of age and is legally competent to sign this Waiver and Release of Claims; that the Executive is signing this Waiver and Release of Claims of the Executive’s own free will; that the Executive has read and understood the Waiver and Release of Claims before signing it; and that the Executive is signing this Waiver and Release of Claims in exchange for consideration that the Executive believes is satisfactory and adequate. In accordance with the Older Workers Benefit Protection Act of 1990, the Executive also acknowledges and agrees that the Executive has been advised that he should consult with legal counsel prior to executing this Waiver and Release of Claims and has been encouraged to do so.

6. Complete Agreement/Severability. This Waiver and Release of Claims constitutes the complete and final agreement between the parties and supersedes and replaces all prior or contemporaneous agreements, negotiations, or discussions relating to the subject matter of this Waiver and Release of Claims. All provisions and portions of this Waiver and Release of Claims are severable. If any provision or portion of this Waiver and Release of Claims or the application of any provision or portion of the Waiver and Release of Claims shall be determined to be invalid or unenforceable to any extent or for any reason, all other provisions and portions of this Waiver and Release of Claims shall remain in full force and shall continue to be enforceable to the fullest and greatest extent permitted by law.

7. Acceptance and Revocability. In accordance with the Older Workers Benefit Protection Act of 1990, the Executive acknowledges that the Executive has been given a period of [21 days]1 within which to consider this Waiver and Release of Claims before executing it. The Executive may accept this Waiver and Release of Claims at any time within this period of time by signing the Waiver and Release of Claims and returning it to President and Chief Executive Officer at the Employer. The Executive further acknowledges that he has been given at least seven (7) days following the execution of this Waiver and Release of Claims to revoke this Waiver and Release of Claims and that this Waiver and Release of Claims shall become effective upon the expiration of such revocation period. The Executive may revoke the Executive’s acceptance of this Waiver and Release of Claims at any time within that seven calendar day period by sending written notice to the Employer. Such notice must be received by the Employer within the seven calendar day period in order to be effective and, if so received, would void this Waiver and Release of Claims for all purposes.

8. Governing Law. Except for issues or matters as to which federal law is applicable, this Waiver and Release of Claims shall be governed by and construed and enforced in accordance with the laws of the State of Tennessee without giving effect to the conflicts of law principles thereof.

Executive:
David M. Garfinkle

Date:

[1]	45 days if the Executive is at least 40 years old and multiple employees are being terminated.